Exhibit 12.1


                            USX CORPORATION
      COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                     AND PREFERRED STOCK DIVIDENDS
                 TOTAL ENTERPRISE BASIS - (Unaudited)
                         CONTINUING OPERATIONS
      ----------------------------------------------------------
                         (Dollars in Millions)

                              Six Months
                                Ended       Year Ended December 31
                               June 30   ----------------------------
                             2001  2000  2000  1999  1998  1997  1996
                             ----  ----  ----  ----  ----  ----  ----
Portion of rentals
  representing interest       $46   $48  $100   $95  $105   $82   $78
Capitalized interest           13     4    19    26    46    31    11
Other interest and fixed
  charges                     120   195   375   365   318   352   428
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent        6     6    12    14    15    20    37
                             ----  ----  ----  ----  ----  ----  ----
Combined fixed charges
  and preferred stock
  dividends (A)              $185  $253  $506  $500  $484  $485  $554
                             ====  ====  ====  ====  ====  ====  ====
Earnings-pretax income
  with applicable
  adjustments (B)           $2069 $1666 $1920 $2098 $1671 $1761 $1887
                             ====  ====  ====  ====  ====  ====  ====

Ratio of (B) to (A)         11.18  6.58  3.79  4.20  3.45  3.63  3.41
                             ====  ====  ====  ====  ====  ====  ====